Exhibit 21.1

The following is a list of our significant subsidiaries:

Company	Country of Incorporation	Ultimate Ownership by Parent
Orthofix Australia Pty. Ltd.	Australia	100%
Orthofix do Brasil Ltda.	Brazil	100%
Orthofix France SAS	France	100%
Orthofix GmbH	Germany	100%
Orthofix Spine GmbH	Germany	100%
Orthofix S.r.l.	Italy	100%
Orthofix Netherlands B.V.	Netherlands	100%
Implantes y Sistemas Medicos, Inc.	Puerto Rico	100%
Orthofix AG	Switzerland	100%
Orthofix Limited	UK	100%
Orthofix US LLC	US	100%
Orthofix Services LLC	US	100%
Spinal Kinetics, LLC	US	100%
IsoTis International SARL	Switzerland	100%
IsoTis OrthoBiologics, Inc.	US	100%
IosTis, Inc.	US	100%
SeaSpine Orthopedics Corporation	US	100%
SeaSpine Orthopedics IntermediateCo, Inc.	US	100%
7D Surgical ULC	Canada	100%